BINDING MEMORANDUM OF TERMS FOR PROPERTY OPTION AND EARN-INS

January 10, 2025

This memorandum (this "Term Sheet") summarizes the principal terms of property option and earn-in agreement under which Snow Lake Resources Ltd. ("Snow Lake") can earn up to an 80% interest in the Mound Lake Property (as defined herein) of Free Battery Metal Limited ("Free Battery"). Other than the exercise of the First Option and acquisition of the First Option Interest, the completion of the transactions contemplated by this Term Sheet (the "Transactions") will be subject to, among other things, the completion of final documents acceptable to the parties (together, the "Definitive Agreement") on the following terms and conditions:

Mound Lake Property	The Mound Lake Property is defined as the area and lands identified in Appendix "A" to this Term Sheet.
Option Earn-Ins

First Option

Within fourteen days of the effective date of this Term Sheet, upon payment of C$20,000 by Snow Lake to Free Battery (the "First Option"), Snow Lake shall earn a 10% interest in the Mound Lake Property (the "First Option Interest").

Second Option

On or before the first anniversary of the effective date of the Definitive Agreement, Snow Lake shall have the right to acquire (the "Second Option") an additional 41% interest in the Mound Lake Property (for an aggregate 51% interest) (the "Second Option Interest") upon Snow Lake (x) having made Work Expenditures (as defined below) of at least C$1,000,000 and (y) paying C$500,000 to Free Battery.

Third Option

On or before the second anniversary of the effective date of the Definitive Agreement, Snow Lake shall have the right to acquire (the "Third Option" and together with the First Option and Second Option, the "Option Earn-Ins"))  an additional 29% interest in the Mound Lake Property (for an aggregate 80% interest) (the "Third Option Interest") upon Snow Lake (x) having made additional Work Expenditures of C$1,000,000 (for aggregate Work Expenditures of C$2,000,000 (the "Work Commitment")) and (y) paying an additional C$1,000,000 to Free Battery (for aggregate cash payments of C$1,500,000).

Shortfalls in Work Expenditures below the Work Commitment may be paid by Snow Lake to Free Battery as cash in lieu to satisfy the Work Expenditures' requirement.

The period between the date of the Definitive Agreement and the date that is the earlier of: (i) the date at which Snow Lake withdraws from the Option Earn-In; or (ii) the second anniversary of the date of the Definitive Agreement is referred to in this Term Sheet as the "Earn-In Period".

Snow Lake may withdraw from the Option Earn-Ins at any time. In the event of an election to withdraw from the Option Earn-Ins prior to the exercise of the First Option, Snow Lake will forfeit all rights and interests in the Mound Lake Property with no further liability, and the Definitive Agreement shall be immediately terminated upon such election. However, if the Second Option is terminated, then Snow Lake will not acquire the Second Option Interest, but shall retain the First Option Interest and if the Third Option is terminated, then Snow Lake will not acquire the Third Option Interest, but shall retain the First Option Interest and the Second Option Interest.

For the purposes of this Term Sheet, "Work Expenditures" are those expenditures, including applicable taxes thereon, that are directly related to the prospecting, exploration and development of the Mound Lake Property, which will include all work that is directed towards proving the existence, location, quality, quantity or commercial value of mining deposits, minerals or mineral resources on the Mound Lake Property.

For the avoidance of doubt, costs and payments made towards satisfying mining lease obligations or made in lieu of incurring qualifying expenditures to maintain mining or mineral claims in good standing, option agreement payments required to maintain the properties in good standing and costs incurred in respect of project-dedicated office and administrative personnel will be considered Work Expenditures.

Due Diligence

Snow Lake will be afforded the opportunity to conduct appropriate due diligence from the date of acceptance of this Term Sheet by Free Battery until the effective date of the Definitive Agreement (the "Due Diligence Period") on legal, land, community relations, environmental and other reasonable project aspects to its satisfaction prior to the execution of the Definitive Agreement.

During the Diligence Period, Free Battery shall afford to Snow Lake employees, representatives, agents, consultants and advisors access to the Mound Lake Property during normal business hours, upon twenty-four (24) hours' notice, which access shall be exercised without undue interference to the normal operations of the Mound Lake Property.

Operatorship and Fees

During the Option Earn-In Period, Snow Lake shall be the operator of the Mound Lake Property and shall manage and execute all exploration programs and spending on the Mound Lake Property as the Technical Committee (as defined herein) directs.

Work Plans and Operator	The Operator shall present a work plan for approval by the Technical Committee.
Cooperation

The parties will immediately, upon entering into the Definitive Agreement, form a steering committee (the "Technical Committee") to meet on a regular basis to provide direction to the Operator on exploration programs for the Mound Lake Property. The main objective of the Technical Committee will be to provide a forum for the parties to share their views on a coordinated and holistic approach to the exploration, development and advancement of the Mound Lake Property.

The Technical Committee will be comprised of a minimum three members and all decisions of the Technical Committee will be made by a majority of votes. Snow Lake's representatives shall at all times occupy a majority of the seats on the Technical Committee and shall have a majority of the votes cast at Technical Committee meetings, or if an equal number of representatives are to be appointed Snow Lake's representatives will have a casting vote. In the event that a representative is not available to attend and/or vote at a meeting of the Technical Committee, then any representative appointed by the same party shall be entitled to vote on such absent representative's behalf.

The Technical Committee will meet regularly, but at least three times during the Earn-In Period.

Reporting During the Earn-In Period

The Operator will provide the non-operating party (or parties) with regular updates on the progress, status and results of the work completed during the Earn-In Period, including raw data and such other information as may be reasonably requested by the non-operating party (or parties).

Other Snow Lake Rights

During the Earn-In Period, Free Battery will not, directly or indirectly, transfer or encumber the Mound Lake Property or Free Battery's interest therein without the prior express written consent of Snow Lake.

Net Smelter Return Royalty

Following the exercise of the First Option, in the event that either party's interest in the Mound Lake Property falls below 10%, such party's interest shall be converted into a 1% net smelter return royalty on the Mound Lake Property, which shall not be subject to a right of first refusal or any other pre-emptive rights in favour to such party (the "Dilution Conversion").

Pre-Feasibility Study and Joint Venture

Prior to the completion of a pre-feasibility study on the Mound Lake Property, Snow Lake will be responsible for all costs and expenses associated with exploration and development of the Mound Lake Property. Following the completion of a pre-feasibility study on the Mound Lake Property, the parties shall diligently and in good faith negotiate the terms of a joint venture arrangement to advance development of the Mound Lake Property. Such arrangement will include, among other things, (i) a mechanism by which expenditures on the Mound Lake Property will be funded on a pro rata basis, based upon the respective parties proportionate interest in the Mound Lake Property; (ii) in the event any one party declines to fund the expenditures in proportion to their interest, their respective interest in the joint venture shall be reduced accordingly, subject to the Dilution Conversion; (iii) a mechanism for preparing and approving a budget and work program in respect of the Mound Lake Property; and (iv) the ongoing management of the joint venture.

Termination of Option Earn-Ins

If at any point during the Earn-In Period Snow Lake provides Free Battery with written notice that it will not exercise any or all of the First, Second or Third Options, Snow Lake shall proceed to the restoration and rehabilitation of any infrastructure or adverse impacts to or from the Mound Lake Property related to activities carried out pursuant to the Option Earn-Ins.

Other Provisions / Conditions

The parties hereby agree, subject to the conditions set out under "Conditions to the Definitive Agreement" below, to act diligently and in good faith to conclude and execute the Definitive Agreement prior to the expiration of the Diligence Period.

Each party will be responsible for its own legal and other fees.

Each party will have the right to review, comment on and approve all proposed public disclosure (including press releases) that refers to the Option Earn-Ins, the Definitive Agreement, which approval will not be unreasonably withheld, conditioned or delayed.

Confidentiality

Each party shall treat confidentially and shall not, without the prior written consent of the other party, disclose to any person the terms and conditions of this Term Sheet or the existence of negotiations with respect to the Definitive Agreement, except as required by law or to enforce any rights belonging to a party.

In the event that a party is or believes that it is required by law to make disclosure the terms and conditions of this Term Sheet or the existence of negotiations with respect to the Definitive Agreement, that party shall promptly (and in any event prior to making such disclosure) provide the other party with notice of such requirement, shall give the other party reasonable opportunity to review and comment on the proposed disclosure and shall give reasonable consideration to the other party's comments thereon.

Representations, Warranties and Other Provisions of the Definitive Agreement

The Definitive Agreement will contain standard representations and warranties from Free Battery, including with respect to its title to the Mound Lake Property. The Definitive Agreement will also include such other terms and conditions as are reasonably customary for agreements of this nature, consistent with industry standards.

Conditions to the Definitive Agreement

The entering into of the Definitive Agreement shall be subject to the following conditions in favour of each party:

(i) negotiation of the Definitive Agreement on terms satisfactory to the parties, acting reasonably;

(ii) satisfactory completion of due diligence by Snow Lake in its sole discretion; and

(iii) receipt of any regulatory or stock exchange approvals that may be required.

Survival

The obligations of the parties under this Term Sheet shall terminate upon the termination of this Term Sheet, provided that the obligations of the parties under the headings "Net Smelter Return Royalty", "Confidentiality", "Survival", "Counterparts", "Assignment" and "Governing Law" shall survive the termination of this Term Sheet.

Counterparts

The execution and delivery of this Term Sheet may be effected by facsimile or other means of electronic transmission (including PDF) and a signature transmitted by facsimile or other means of electronic transmission (including PDF) shall be as valid and effective as an original signature.

Assignment

Each of the parties shall be entitled to assign its rights and obligations hereunder (including the right to enter into the Definitive Agreement) to any of its affiliates and Snow Lake shall be entitled to assign its rights and obligations to wholly-owned company on five days' written notice to Free Battery. Except as provided in the preceding sentence, neither of the parties shall be entitled to directly or indirectly transfer any of its rights or obligations to a third party without the prior written consent of the other party.

Governing Law	This Term Sheet and the Definitive Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Remainder of page intentionally left blank. Signature page follows.]

Dated this 10th day of January 2025.

SNOW LAKE RESOURCES LTD.

Per:	/s/ Nochum Labkowski
Name: Nochum Labkowski
Title: Chairman

FREE BATTERY METAL LIMITED

Per:	/s/ Pam Sangster
Name: Pam Sangster
Title: CEO

APPENDIX "A"

Claim #	Anniversary	Type	Status	Mining Division	Township
695867	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695868	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695869	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695870	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695871	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695872	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695873	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695874	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695875	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695876	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695877	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695878	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695879	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695880	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695881	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695882	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695883	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695884	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695885	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695886	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695887	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695888	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695889	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695890	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695891	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695892	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695893	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695894	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695895	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695896	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695897	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695898	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695899	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695900	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695901	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695902	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695903	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695904	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695905	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695906	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695907	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695908	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695909	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695910	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695911	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695912	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695913	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695914	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695915	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695916	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695917	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695918	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695919	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695920	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695921	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695922	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695923	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695924	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695925	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695926	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695927	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695928	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695929	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695930	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695931	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695932	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695933	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695934	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695935	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695936	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR

695937	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695938	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695939	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695940	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695941	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695942	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695943	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695944	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695945	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695946	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695947	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695948	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695949	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695950	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695951	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695952	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695953	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695954	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695955	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695956	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695957	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695958	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695959	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695960	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695961	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695962	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695963	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695964	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695965	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695966	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695967	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695968	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695969	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695970	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695971	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695972	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695973	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695974	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695975	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695976	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695977	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695978	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695979	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695980	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695981	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695982	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695983	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695984	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695985	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695986	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695987	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695988	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695989	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695990	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR
695991	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, CHURCH
695992	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695993	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695994	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695995	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695996	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695997	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695998	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
695999	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696000	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696001	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696002	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696003	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696004	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696005	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696006	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696007	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696008	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696009	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH

696010	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696011	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696012	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696013	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696014	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696015	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696016	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696017	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696018	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696019	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696020	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696021	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696022	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696023	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696024	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696025	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696026	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696027	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696028	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696029	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696030	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696031	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696032	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696033	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696034	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696035	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696036	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696037	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696038	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696039	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696040	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696041	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696042	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696043	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696044	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696045	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696046	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696047	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696048	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696049	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696050	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696051	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696052	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM, CHURCH
696053	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM, CHURCH
696054	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696055	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696056	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696057	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696058	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM, CHURCH
696059	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696060	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696061	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696062	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696063	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM, CHURCH
696064	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696065	10-Dec-2025	Single Cell	Active	Thunder Bay	CHURCH
696066	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696067	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696068	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM, ADAMSON
696069	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, ADAMSON
696070	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, ADAMSON
696071	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696072	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, ADAMSON
696073	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696074	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696075	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, ADAMSON
696076	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM, ADAMSON
696077	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696078	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, ADAMSON
696079	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696080	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696081	10-Dec-2025	Single Cell	Active	Thunder Bay	MCIVOR, COCKERAM, CHURCH, ADAMSON
696082	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM, CHURCH

696083	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM, ADAMSON
696084	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696085	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696086	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696087	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696088	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696089	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696090	10-Dec-2025	Single Cell	Active	Thunder Bay	ADAMSON
696091	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696092	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696093	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696094	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696095	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696096	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696097	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696098	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696099	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696100	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM, CHURCH
696101	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696102	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696103	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696104	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696105	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696106	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696107	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696108	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM
696109	10-Dec-2025	Single Cell	Active	Thunder Bay	COCKERAM